UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 000-25843

(Check one) ☐ Form 10-K         ☐ Form 11-K         ☐ Form 20-F         ☒ Form 10-Q         ☐ Form N-SAR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended: _____________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Electronic Game Card, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 5405 Alton Parkway, Suite A-353

City, State and Zip Code: Irvine, California 92604

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

As reported in its Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 19, 2010, February 22, 2010, and March 2, 2010, Electronic Game Card, Inc. (the "Company") announced that on February 12, 2009, Mendoza Berger and Company, LLC ("MB&Co"), the Company's independent auditors, informed the Board of Directors that it had withdrawn its audit opinions for the Company's financial statements for the years ended December 31, 2006, 2007 and 2008 because they could no longer be relied upon. MB&Co advised the Company that it had become aware of irregularities in the audit confirmation of a bank account represented to MB&Co as having been held by Electronic Game Card (UK) Limited, a wholly owned subsidiary of the Company that conducts its European operations.

As disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2010, the Company announced that PricewaterhouseCoopers LLP has begun a forensic review of the circumstances that gave rise to EGC’s independent auditors’ withdrawal of its audit opinions for EGC’s financial statements for the years ended December 31, 2006, 2007 and 2008.  The investigation is continuing and as a result, the Company is unable to complete the preparation of its interim financial statements for the period ended March 31, 2010 and, therefore, will not be able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2010. The Company is not able to determine when it will be able to file its Annual Report on Form 10-K for the year ended December 31, 2009 or its Quarterly Report on Form 10-Q for the period ended March 31, 2010.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin Donovan

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes     ☒ No

Annual Report on Form 10-K for the period ended December 31, 2009.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☐ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is unable to determine the extent of any such change in its results of operations pending the completion of the Company’s financial statements to be included in its Quarterly Report on Form 10-Q for the period ended March 31, 2010.

ELECTRONIC GAME CARD, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ELECTRONIC GAME CARD, INC

Date: May 18, 2010	By:	/s/ Kevin Donovan
Kevin Donovan
Chief Executive Officer

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